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                             January 10, 2022

       William Sanchez
       President and Chief Executive Officer
       Telco Cuba, Inc.
       454 South Yonge Street
       Suite 7C
       Ormond Beach, Florida 32174

                                                        Re: Telco Cuba, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed December 17,
2021
                                                            File No. 024-11611

       Dear Mr. Sanchez:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2021 letter.

       Form 1-A/A filed December 17, 2021

       Risk Factors
       A large part of our revenues are dependent on our limited number of clients..., page 4

   1. We note your response to prior comment 1. Please disclose the material terms of any agreements you have
with Jace, Inc. and file such agreements as exhibits, or tell us why this is not required.
 William Sanchez
FirstName
Telco Cuba,LastNameWilliam Sanchez
             Inc.
Comapany
January 10,NameTelco
            2022     Cuba, Inc.
January
Page 2 10, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of operations for nine months ended August 31, 2021 and 2020 (unaudited), page 25

2. We note that revenues and other income increased in 2021 as compared to 2020 and that the discussion states that revenues and other income decreased. Please revise the discussion to explain the increase from period to period.
3. We note that you recorded a net loss for each of the interim periods presented. Please revise the discussion of Income/Loss to address the change in net loss rather than the change in net income.
Executive Compensation, page 33

4. Please disclose executive compensation for the fiscal year ended November 30, 2021.
Financial Statements - August 31, 2021 and 2020 (unaudited), page F-2

5. Please revise the heading on pages F-2, F-3, F-4 and F-5 to refer to the registrant, Telco
         Cuba rather than Solidus Communications, Inc. or alternatively, if the name of the registrant has been changed as noted on page F-6, please revise all references to the registrant's name throughout the document to refer to Solidus Communications, Inc.
6. Please change the heading on page F-4 to Condensed Consolidated Statements of Cash
         Flows. Please revise Note 2 on page F-7 to refer to cash and cash equivalents and change the note heading accordingly.
7. We note on the statements of operations that General and Administrative expense totaled
         $486,413 for the nine months ended August 31, 2021 but that the non-cash transaction disclosure on page F-4 includes an item for Common stock issued for professional services of $581,695. Please revise to correct the amounts.
8. We note that Interest expense for the nine months ended August 31, 2021 totaled $938 and accrued interest as of November 30, 2020 was $101,192 on page F-28. We also note that the non-cash disclosure on page F-4 includes a line item for Additional paid-in-capital adjustments due to interest write-off of $931,295. Please correct the amounts and explain the differences in the notes to the financial statements.
9. Please revise the non-cash disclosure for Stock issued in connection with conversion of debentures to disclose the dollar value rather than the number of shares issued and ensure dollar amounts presented are reflected on the statements of changes in stockholders' equity in a consistent manner.
10. Refer to your response to our previous comment 9. Since you consolidate Amgentech, it appears that Amgentech's significant customer, Jace, Inc., would also be a significant customer of the consolidated registrant. Please revise the disclosure on pages F-7 and F-
         23 or alternatively provide us with a detailed analysis of revenues from Amgentech and your other subsidiaries that supports your conclusion that the revenues from Jace, Inc. is
 William Sanchez
Telco Cuba, Inc.
January 10, 2022
Page 3
      not significant to the consolidated financial statements.
11. Refer to your response to our previous comment 10. We reiterate the comment to clarify on pages F-12 and F-26 what voting rights holders of the Series B and C Preferred Stock have prior to conversion.
12. Refer to your response to our previous comment 11. We note that you characterize the liability as Related party payroll and loan. Please revise to classify the payroll due to a related party that are due on demand to current liabilities for all periods presented or include detailed disclosure that describes any agreement with the related parties that would support a long-term liability classification on the balance sheet.
13. Refer to your response to our previous comment 12. We note that you have included expanded disclosure of your acquisition of Advanced Satellite Systems, Inc. on pages F-
      14 and F-28. Please expand the disclosure to also include the amounts of revenue and earnings of the acquiree since the acquisition date and pro forma supplemental information pursuant to ASC 805-10-50-2(h). Please also provide financial statements of
      Advanced Satellite Systems, Inc. required pursuant to Regulation 8-04 for Tier 1
      Offerings on Form 1-A or supplementally provide us with an analysis that indicates that financial statements of Advanced Satellite Systems, Inc. are not significant.
General

14. You state that you are a "holding company specializing in the acquisition of high value technology related companies" and that you are "amassing a portfolio of high value companies in the technology, telecom, and cannabis space." Rule 251(b)(3) provides that
      Regulation A is not available for issuers of securities that have indicated that their business plan is to merge with or acquire an unidentified company or companies. Please provide us with an analysis as to how you are eligible to conduct this offering under
      Regulation A.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameWilliam Sanchez
                                                             Division of
Corporation Finance
Comapany NameTelco Cuba, Inc.
                                                             Office of
Technology
January 10, 2022 Page 3
cc:       Brett Alan Verona
FirstName LastName